UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

iSoftStone Holdings Limited

(Name of the Issuer)

iSoftStone Holdings Limited
New Tekventure Limited
New iSoftStone Holdings Limited
New iSoftStone Acquisition Limited
Tekventure Limited
Tianwen Liu
Xiaosong Zhang
Yong Feng
Junhe Che
Ying Huang
Qiang Peng
Xiaohui Zhu
Yen-wen Kang
Li Wang
Li Huang

Miao Du

Yan Zhou
New Tekventure Management Limited
BENO Group Limited
Jiadong Qu
Jinyuan Development (Hong Kong) Company Limited
Wuxi Jinyuan Industry Investment & Development Co. Ltd.
Benson Tam
CSOF SoftTech Limited
Accurate Global Limited
Advance Orient Limited
CSOF Technology Investments Limited
China Special Opportunities Fund III, LP

CSOF III GP Limited

Windsor Venture Limited

China Everbright Limited

China Special Opportunities Fund, L.P.

China Everbright GP Limited

China Everbright Investment Management Limited

Forebright Partners Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing ten Ordinary Shares

(Title of Class of Securities)

46489B108

(CUSIP Number)

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193 People’s Republic of China Attention: Cheng Zhang Tel: +86 10 5874 9000

New Tekventure Limited

New iSoftStone Holdings Limited

New iSoftStone Acquisition Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193

People’s Republic of China

Attention: Mr. Tianwen Liu

Tel: +86 10 5874 9000

Tekventure Limited

Tianwen Liu

Xiaosong Zhang

Yong Feng

Junhe Che

Ying Huang

Qiang Peng

Xiaohui Zhu

Yan-wen Kang

Li Wang

Li Huang

Miao Du

Yan Zhou
New Tekventure Management Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193

People’s Republic of China

Tel: +86 10 5874 9000

BENO Group Limited
Jiadong Qu

Room 804, Building A,

JuanShiTianDi Mansion,

West Wangjing Road,

Chaoyang District, Beijing 100020

People’s Republic of China

Tel: +86 10 8478 4808

Benson Tam

Suite 3400, Pacific Place Apartment,

88 Queensway, Hong Kong

Tel: +852 9263 3308

Jinyuan Development (Hong Kong) Company Limited
Wuxi Jinyuan Industry Investment & Development Co. Ltd.

25/F, No. 879, Hongqiao Road, Wuxi City, Jiangsu

Province, the People’s Republic of China

Attention: Mr. Yongtao Zhao

Tel: +86 510 8589 8572

CSOF SoftTech Limited
Accurate Global Limited
Advance Orient Limited
CSOF Technology Investments Limited
China Special Opportunities Fund III, LP

CSOF III GP Limited

Windsor Venture Limited

China Everbright Limited

China Special Opportunities Fund, L.P.

China Everbright GP Limited

China Everbright Investment Management Limited

Forebright Partners Limited

46th Floor, Far East Finance Centre,

16 Harcourt Road, Hong Kong

Attention: Mr. Ip Kun Wan, Kiril

Tel: +852 2528 9882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Jesse Sheley, Esq. Stephanie Tang, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong	Ling Huang, Esq. Cleary Gottlieb Steen & Hamilton LLP Twin Towers West (23Fl) 12B Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Telephone: +86 10 5920 1000	Kurt Berney O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, CA 94111 United States of America Telephone: +1 415 984 8700

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$259,860,604.29	$33,470.05

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $0.57 for 456,047,234 outstanding Shares of the issuer subject to the transaction (the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) iSoftStone Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company”), the issuer of the registered ordinary shares, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing ten Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) New Tekventure Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands that wholly owns Parent (“Holdco”); (c) New iSoftStone Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (d) New iSoftStone Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”); (e) Tekventure Limited, a company incorporated under the laws of the British Virgin Islands; (f) Mr. Tianwen Liu, the chairman of the board of directors and chief executive officer of the Company (the “Chairman”); (g) Mr. Xiaosong Zhang, a consultant of the Company; (h) Mr. Yong Feng, a director and the chief operating officer of the Company; (i) Mr. Junhe Che, an executive vice president of the Company; (j) Mr. Ying Huang, an executive vice president of the Company; (k) Mr. Qiang Peng, an executive vice president of the Company; (l) Mr. Xiaohui Zhu, an executive vice president of the Company; (m) Mr. Yen-wen Kang, an executive vice president of the Company; (n) Ms. Li Wang, an executive vice president of the Company; (o) Mr. Li Huang, an executive vice president of the Company; (p) Mr. Miao Du, an executive vice president of the Company; (q) Ms. Yan Zhou, a vice president of the Company; (r) New Tekventure Management Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands; (s) BENO Group Limited, a company incorporated under the laws of the British Virgin Islands; (t) Mr. Jiadong Qu, (u) Jinyuan Development (Hong Kong) Company Limited, a Hong Kong company; (v) Wuxi Jinyuan Industry Investment & Development Co. Ltd., a company incorporated under the laws of the People’s Republic of China; (w) Mr. Benson Tam, an independent director of the Company; (x) CSOF SoftTech Limited, a company incorporated under the laws of the British Virgin Islands; (y) Accurate Global Limited, a company incorporated under the laws of the British Virgin Islands; (z) Advance Orient Limited, a company incorporated under the laws of the British Virgin Islands; (aa) CSOF Technology Investments Limited, a company incorporated under the laws of the British Virgin Islands; (bb) China Special Opportunities Fund III, LP, a limited partnership organized under the laws of the Cayman Islands; (cc) CSOF III GP Limited, a company incorporated under the laws of the Cayman Islands; (dd) Forebright Partners Limited, a company incorporated under the laws of the British Virgin Islands; (ee) Windsor Venture Limited, a company incorporated under the laws of the British Virgin Islands; (ff) China Everbright Limited, a company incorporated under the laws of Hong Kong; (gg) China Special Opportunities Fund, L.P., a limited partnership organized under the laws of the Cayman Islands; (hh) China Everbright GP Limited, a company incorporated under the laws of the Cayman Islands; and (ii) China Everbright Investment Management Limited, a company incorporated under the laws of Hong Kong. Filing Persons (e) and (f) are collectively referred to herein as the “Chairman Parties.” Filing Persons (g) through (q) above are collectively referred to herein as the “Supporting Shareholders.” Filing Persons (y) through (aa) above are collectively referred to herein as the “Everbright Shareholders.” Filing Persons (x) through (ii) are collectively referred to herein as “Everbright.” The Chairman Parties, the Supporting Shareholders, the Everbright Shareholders and Filing Persons (s), (u) and (w) are collectively referred to herein as the “Rollover Shareholders.” Filing Persons (b) through (ii) are collectively referred to herein as the “Buyer Group.”

This Transaction Statement relates to the agreement and plan of merger, dated as of April 18, 2014, by and among Parent, Merger Sub and the Company (the “merger agreement”), pursuant to which Merger Sub was merged with and into the Company with the Company continuing as the surviving company (the “merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

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Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On August 25, 2014, at 10:00 am (Hong Kong time), an extraordinary general meeting of the shareholders of the Company was held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger.

On August 29, 2014, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of August 29, 2014, pursuant to which the merger became effective on August 29, 2014. As a result of the merger, the Company became wholly owned by Parent.

At the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than (a) Shares (including Shares represented by ADSs) owned by Holdco, Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Holdco, Parent, Merger Sub or the Company, (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of Company Options, Company Restricted Shares and Company RSUs (each as defined below), (c) Shares (including the Shares issuable under outstanding option awards (“Company Options”) and outstanding restricted share unit awards (“Company RSUs”), outstanding restricted shares (“Company Restricted Shares”) and the Shares represented by ADSs beneficially owned by the Rollover Shareholders and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), was cancelled in exchange for the right to receive $0.57 in cash without interest, and for the avoidance of doubt, because each ADS represents ten Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) represents the right to surrender the ADS in exchange for $5.70 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the amended and restated deposit agreement, dated as of November 30, 2010, by and among the Company, J.P. Morgan Chase Bank, N.A. and the holders and beneficial owners of ADSs issued thereunder, in each case, net of any applicable withholding taxes. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger at the extraordinary general meeting, which is required for exercising any dissenters’ rights under the Cayman Companies Law. The Excluded Shares, including the Excluded Shares represented by ADSs, were cancelled as of the effective time of the merger.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”), and the Company will cease to be a publicly traded Company. The Company has requested NYSE to file a notification on Form 25 with the SEC of removal of the ADSs from listing on NYSE and the Company will file a certification and notice on Form 15 with the SEC to withdraw registration of the Shares and ADSs under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 15 or such shorter period as may be determined by the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16 Exhibits

(a) -(1)	Proxy Statement of the Company dated July 28, 2014 (the “proxy statement”).*

(a) -(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a) -(3)	Proxy Card, incorporated herein by reference to the proxy statement.

(a) -(5)	ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a) -(6)	Press Release issued by the Company, dated April 18, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 21, 2014.

(b) -(1)	Debt Commitment Letter, dated as of April 18, 2014, by and among China Merchants Bank Co., Ltd., Hong Kong Branch and Parent.*

(b) -(2)	Equity Commitment Letter, dated as of April 18, 2014, by and among China Special Opportunities Fund III, LP and Holdco.*

(b) -(3)	Equity Commitment Letter, dated as of April 18, 2014, by and among the Chairman and Holdco.*

(c) -(1)	Opinion of Goldman Sachs (Asia) L.L.C., dated April 18, 2014, incorporated herein by reference to Annex B of the proxy statement.

(c) -(2)	Discussion Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the independent committee of the board of directors of the Company, dated April 18, 2014.*

(c) -(3)	Discussion Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the independent committee of the board of directors of the Company, dated October 29, 2013.*

(c) -(4)	Discussion Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the independent committee of the board of directors of the Company, dated January 21, 2014.*

(d) -(1)	Agreement and Plan of Merger, dated as of April 18, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d) -(2)	Support Agreement, dated as of April 18, 2014, by and among Holdco and the Rollover Shareholders incorporated herein by reference to Annex E to the proxy statement.

(d) -(3)	Limited Guarantee, dated as of April 18, 2014, by the Everbright Shareholders and the Chairman in favor of the Company incorporated herein by reference to Annex F to the proxy statement.

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(d)-(4)	Power of attorney, dated as of May 16, 2014, granted by each of Mr. Xiaosong Zhang, Mr. Yong Feng, Mr. Junhe Che, Mr. Ying Huang, Mr. Qiang Peng, Mr. Xiaohui Zhu, Mr. Yen-wen Kang, Ms. Li Wang, Mr. Li Huang, Mr. Miao Du, Ms. Yan Zhou, BENO Group Limited, Mr. Jiadong Qu, Jinyuan Development (Hong Kong) Company Limited, Wuxi Jinyuan Industry Investment & Development Co. Ltd. and Mr. Benson Tam in favor of Mr. Tianwen Liu.*

(f) -(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f) -(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2014

iSoftStone Holdings Limited

By:	/s/ Tom Manning
Name: Tom Manning
Title: Independent Committee Chairman

New Tekventure Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

New iSoftStone Holdings Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

New iSoftStone Acquisition Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

Tekventure Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

Tianwen Liu

/s/ Tianwen Liu

Xiaosong Zhang

/s/ Tianwen Liu
Attorney-in-fact

Yong Feng

/s/ Tianwen Liu
Attorney-in-fact

Junhe Che

/s/ Tianwen Liu
Attorney-in-fact

Ying Huang

/s/ Tianwen Liu
Attorney-in-fact

Qiang Peng

/s/ Tianwen Liu
Attorney-in-fact

Xiaohui Zhu

/s/ Tianwen Liu
Attorney-in-fact

Yen-wen Kang

/s/ Tianwen Liu
Attorney-in-fact

Li Wang

/s/ Tianwen Liu
Attorney-in-fact

Li Huang

/s/ Tianwen Liu
Attorney-in-fact

Miao Du

/s/ Tianwen Liu
Attorney-in-fact

Yan Zhou

/s/ Tianwen Liu
Attorney-in-fact

New Tekventure Management Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

BENO Group Limited

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Jiadong Qu

/s/ Tianwen Liu
Attorney-in-fact

Jinyuan Development (Hong Kong) Company Limited

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Wuxi Jinyuan Industry Investment & Development Co. Ltd.

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Attorney-in-fact

Benson Tam

/s/ Tianwen Liu
Attorney-in-fact

CSOF SoftTech Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

Accurate Global Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Advance Orient Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

China Special Opportunities Fund III, LP By CSOF III GP Limited, its general partner

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

CSOF III GP Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Windsor Venture Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

China Everbright Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

China Special Opportunities Fund, L.P. By China Everbright GP Limited, its general partner

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

China Everbright GP Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

Forebright Partners Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

China Everbright Investment Management Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

Exhibit Index

(a) -(1)	Proxy Statement of the Company dated July 28, 2014 (the “proxy statement”).*

(a) -(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a) -(3)	Proxy Card, incorporated herein by reference to the proxy statement.

(a) -(5)	ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a) -(6)	Press Release issued by the Company, dated April 18, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 21, 2014.

(b) -(1)	Debt Commitment Letter, dated as of April 18, 2014, by and among China Merchants Bank Co., Ltd., Hong Kong Branch and Parent.*

(b) -(2)	Equity Commitment Letter, dated as of April 18, 2014, by and among China Special Opportunities Fund III, LP and Holdco.*

(b) -(3)	Equity Commitment Letter, dated as of April 18, 2014, by and among the Chairman and Holdco.*

(c) -(1)	Opinion of Goldman Sachs (Asia) L.L.C., dated April 18, 2014, incorporated herein by reference to Annex B of the proxy statement.

(c) -(2)	Discussion Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the independent committee of the board of directors of the Company, dated April 18, 2014.*

(c) -(3)	Discussion Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the independent committee of the board of directors of the Company, dated October 29, 2013.*

(c) -(4)	Discussion Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the independent committee of the board of directors of the Company, dated January 21, 2014.*

(d) -(1)	Agreement and Plan of Merger, dated as of April 18, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d) -(2)	Support Agreement, dated as of April 18, 2014, by and among Holdco and the Rollover Shareholders incorporated herein by reference to Annex E to the proxy statement.

(d) -(3)	Limited Guarantee, dated as of April 18, 2014, by the Everbright Shareholders and the Chairman in favor of the Company incorporated herein by reference to Annex F to the proxy statement.

(d)-(4)	Power of attorney, dated as of May 16, 2014, granted by each of Mr. Xiaosong Zhang, Mr. Yong Feng, Mr. Junhe Che, Mr. Ying Huang, Mr. Qiang Peng, Mr. Xiaohui Zhu, Mr. Yen-wen Kang, Ms. Li Wang, Mr. Li Huang, Mr. Miao Du, Ms. Yan Zhou, BENO Group Limited, Mr. Jiadong Qu, Jinyuan Development (Hong Kong) Company Limited, Wuxi Jinyuan Industry Investment & Development Co. Ltd. and Mr. Benson Tam in favor of Mr. Tianwen Liu.*

(f) -(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f) -(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed